EXHIBIT 11.1

To Whom It May Concern:

We hereby consent to the use in the Offering Circular on Form 1-A, of Nate’s Food Co., that was filed on or about November 7, 2022, of our Report of Independent Registered Public Accounting Firm, dated September 19, 2022, on the balance sheets of Nate’s Food Co., as of May 31, 2022 and 2021, and the related statements of operations, changes in stockholders' deficit and cash flows for the years then ended, which appear in such Offering Circular.

We also consent to the references to us under the headings “Experts” in such Offering Circular.

/s/ Pinnacle Accountancy Group of Utah

Pinnacle Accountancy Group of Utah

(a dba of Heaton & Company, PLLC)

Farmington, Utah

November 14, 2022